The Real Brokerage Inc. Announces Third Quarter 2022 Financial Results

TORONTO and NEW YORK - (BUSINESS WIRE) --November 10, 2022 -- The Real Brokerage Inc. ("Real" or the "Company") (TSX: REAX) (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, is pleased to announce it has filed its financial results for the three and nine months ended September 30, 2022.

Additional information concerning Real's unaudited consolidated financial statements and related management's discussion and analysis for the nine months ended September 30, 2022 can be found on the Company's profile at www.sedar.com.

Third Quarter Financial Highlights

● Revenue increased 188% year-over-year to $111.6 million.

● Gross profit grew 158% year-over-year to $8.6 million.

● Net operating loss of $4.3 million, compared to a loss of $1.0 million in Q3 2021.

● Operating expense as percentage of revenue of 11.5%, compared to 11.2% in Q3 2021.

● Net loss attributable to owners of the Company of $5.2 million, compared to a $1.1 million loss in Q3 2021.

● Loss per share of $0.03, compared to a loss per share of $0.01 in the same period in 2021.

● Adjusted EBITDA loss of $1.9 million, compared to a loss of $0.7 million in Q3 2021.

● As of September 30, 2022, the Company held $21.9 million in cash and an additional $9.8 million held in investment securities available for sale at fair value.

● The Company repurchased $1.1 million of common shares pursuant to its normal course issuer bid.

Operational Highlights

● Surpassed 6,700 agents at the end of Q3 2022, a 126% year-over-year increase.

● Subsequent to the end of the quarter, Real surpassed the 7,000 agent milestone in October.

● The number of transactions executed over the platform grew 197% year-over-year to 11,233 in Q3 2022.

● The value of completed real estate transactions grew 193% year-over-year to $4.2 billion.

● For agents that closed a deal during Q3, commission revenue per agent was slightly over $35,000. These agents on average closed 3.6 transactions during the quarter.

● Operating expenses per transaction, excluding revenue share, declined 43% year-over-year to $802 from $1,419 in Q3 2021.

● Subsequent to the end of the quarter, Real expanded its existing relationship with Redline Real Estate Group to serve as the foundation for expansion into British Columbia, bringing Real's brokerage footprint to 44 U.S. states and the District of Columbia in the U.S. and Alberta, Ontario and British Columbia in Canada.

● As of September 30, 2022, Real's efficiency ratio, which is calculated as full-time employees (excluding Real Title) divided by the number of agents, increased to 1:77 from 1:62 at the end of Q2 2022.

"Despite a challenging quarter for the housing market, Real continued to gain market share with strong growth in the number of agents joining our platform and the number of transactions executed, which offset effects of the broader market weakness," said Tamir Poleg, Chairman and Chief Executive Officer. "As we head into the end of the year, we believe our superior agent offering will continue to be a winning proposition in gaining market share, while our strong balance sheet allows us to effectively navigate the market and invest in building out our full consumer-facing vision."

The Company will discuss the results on a conference call and live webcast today at 11:00 a.m. EST.

Conference Call Details:

Date: Thursday, November 10, 2022

Time: 11:00 a.m. EST

Dial-in Number: North American Toll Free: 888-506-0062

 International: 973-528-0011

Access Code: 375759

Webcast: https://www.webcaster4.com/Webcast/Page/2699/46760

Replay Number: North American Toll Free: 877-481-4010

 International: 919-882-2331

Passcode: 46760

Webcast https://www.webcaster4.com/Webcast/Page/2699/46760

Replay:

Participants are encouraged to dial in 5 to 10 minutes before the beginning of the conference call.

Non-IFRS Measures

This news release includes reference to "Adjusted EBITDA", which is a non-International Financial Reporting Standards ("IFRS") financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA is used as an alternative to net income by removing major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. Adjusted EBITDA has no direct comparable IFRS financial measures. The Company has used or included this non-IFRS measures solely to provide investors with added insight into Real's financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table reconciles the non-IFRS measure to the most comparable IFRS measure for the three and nine months ended September 30, 2022.  This measure does not have any standardized meaning under IFRS and is not a measure of financial performance under IFRS, and therefore, may not be comparable to similar measures presented by other companies.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and three Canadian provinces with over 7,000 agents. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:
Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Director, Communications
elisabeth@therealbrokerage.com

201.564.4221